Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2018

This management’s discussion and analysis (“MD&A”), dated July 31, 2018, should be read in conjunction with the cautionary note regarding forward-looking statements below and Maxar Technologies Ltd.’s (“Maxar” or the “Company”) condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2018, as well as the Company’s annual MD&A and consolidated financial statements for the year ended December 31, 2017. Unless otherwise indicated, the results reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in United States (“U.S.”) dollars, unless otherwise noted as Canadian dollars (“C$”). An additional advisory with respect to the use of non-IFRS financial measures is set out in section “Non-IFRS Financial Measures” of this MD&A. All quarterly financial information disclosed in this MD&A is based on unaudited figures.

Unless otherwise indicated, the Company’s significant accounting policies and estimates, contractual obligations, commitments, contingencies, and business risks and uncertainties, as described in its MD&A and consolidated financial statements for the year ended December 31, 2017, are substantially unchanged.

In this report, unless the context otherwise requires, Maxar and the Company refer to Maxar Technologies Ltd. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this MD&A are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc. (“DigitalGlobe”); the impact of the Company’s acquisition of DigitalGlobe on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this MD&A. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company's operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-U.S. competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the U.S. government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-U.S. customers; exposure to foreign currency fluctuations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual MD&A and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this MD&A. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this MD&A or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

BUSINESS OVERVIEW

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange, each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics.

Acquisition of DigitalGlobe

On October 5, 2017, the Company completed the acquisition of DigitalGlobe (the “DigitalGlobe Transaction”) and renamed the combined company Maxar Technologies Ltd. The transaction created a global leader in earth imaging and geospatial solutions by combining DigitalGlobe’s over 15-year lead in technology and image library development, as well as its high-resolution earth imaging capabilities, with our existing position as a world leader in commercial communications satellites.

Maxar is uniquely positioned to grow in the U.S., Canadian and global earth observation and geospatial services markets through our end-to-end space systems, earth imagery and geospatial solutions. After the DigitalGlobe Transaction, we have more scale and we believe, more credibility with U.S. government agencies and international government customers. The DigitalGlobe Transaction also added more predictable geospatial data and services revenue while diversifying our product and service offering. With a larger set of customers and end markets, we are better able to increase share in existing markets and grow in adjacent markets.

Our vision is to be the world’s leader in the new space economy. We aim to achieve this by integrating innovative technologies, unique capabilities and end-to-end offerings across our businesses to help our customers address their most complex mission-critical challenges with confidence.

As a result of the DigitalGlobe Transaction, we expect to achieve $60 million to $120 million in run-rate EBITDA synergies by the end of 2019.  Cost synergies include elimination of duplicate public company costs, procurement savings, enterprise support services, operational benefits of increased scale and scale efficiencies from satellite vertical integration. In addition, we are pursuing new business opportunities including radar and earth imagery data cross-selling, remote sensing satellite manufacturing opportunities, end-to-end international system sales and large geospatial services contracts opportunities.

Following the close of the DigitalGlobe Transaction, our strategy is designed to drive consistent, significant annual revenue and profit growth by affordably solving our customers’ critical space and geospatial mission needs through:

•	End-to-End Offerings: Integrating our end-to-end offerings to deliver the valuable solutions that our customers want.
•	Segment Growth: Pursuing strategic growth opportunities within each of our segments that also enhance/augment our cross-business unit capabilities.
•	U.S. Government Growth: Positioning the Company to more effectively pursue the large and growing U.S. government aerospace and defense opportunities.
•	Scale and Operational Excellence: Leveraging the scale, synergies and efficiencies of our combined companies to expand profitability, reinvest for growth and extend our position in the industry.

Security Control Agreement and Facility Clearance

On January 26, 2017, the Company, together with its U.S. based subsidiary, Maxar Technologies Holdings, Inc. (“Maxar Holdings”), and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA allows the Company’s subsidiaries to hold facility clearances necessary to pursue and execute classified U.S. government space and defense contracts. In February 2017, the Company received facility security clearance for the offices of Maxar Holdings and the proxy board at MDA Information Systems LLC was dissolved.  On February 2, 2018, the Defense Security Service granted facility clearance for the Company’s satellite manufacturing facility in Palo Alto, California.

The Company will continue to execute its U.S. Access Plan strategy to increase its ability to compete for U.S. government contracts. This will include further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of Maxar Holdings and DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals. During the first quarter of 2018, the Company relocated its corporate headquarters to Westminster, Colorado, utilizing DigitalGlobe’s pre-existing office space.

Executive Management Changes

In July 2018, the Company announced the appointment of Biggs Porter as Executive Vice President and Chief Financial Officer of Maxar, effective August 15, 2018. Anil Wirasekara, who previously served as Chief Financial Officer from 1994 to October 2017, assumed the duties of Interim Chief Financial Officer after William McCombe stepped down as Chief Financial Officer in February 2018.

In January 2018, the Company appointed Mike Greenley as Group President of MDA, a Maxar company with internationally recognized leadership in space robotics, satellite antennas and subsystems, surveillance and intelligence solutions, and defense and maritime systems.  Mr. Greenley’s responsibilities include surveillance and intelligence, robotic and other space systems markets that the Company serves from Canada.  Mr. Greenley succeeds Don Osborne who retired from the Company effective October 31, 2017.

Reporting Segments

Subsequent to the closing of the DigitalGlobe Transaction, in the fourth quarter of 2017, the Company changed its financial reporting segments to better align with its product and service offerings. The changes to the reporting segments provide investors with increased transparency and allow for easier comparisons with the Company’s industry peer group. The Company reports revenue and adjusted EBITDA based on three reportable segments: Space Systems, Imagery and Services.

Space Systems

In the Space Systems segment, Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services. The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications. In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government, Canadian government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets. Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as satellite operators and satellite manufacturers.

Imagery

In the Imagery segment, Maxar is a leading supplier of high resolution earth imagery and radar data sourced from the Company’s own advanced satellite constellation and third-party providers. The Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management. Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies (primarily defense and intelligence agencies), as well as a wide variety of commercial customers in multiple markets.

The Imagery segment includes the financial results of the DigitalGlobe imagery business, as well as Maxar’s legacy radar imagery business.

Services

In the Services segment, Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions. Maxar’s primary customer in the Services segment is the U.S. government, but it also supports intelligence requirements for other international governments, global development organizations and commercial customers.

The Services segment includes the financial results of DigitalGlobe’s services business, as well as Maxar’s legacy geospatial services business under its subsidiary MDA Information Systems, LLC.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, special income and expense items, amortization of acquisition related intangible assets, share-based compensation, and income tax expense associated with the specified items. The use of the term “special income and expense items” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. These items include: acquisition and integration related expense, interest expense on dissenting shareholder liability, restructuring and enterprise improvement costs, loss from sale of subsidiary, settlement with preferred shareholders, equity in loss from joint ventures and foreign exchange differences. Foreign exchange differences consist of (i) timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting, (ii) gains and losses on translation of intercompany balances and (iii) unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities. The Company believes that the exclusion of each of these items reduces volatility and provides a more meaningful period-to-period comparison of the Company’s ongoing performance. Income tax expense on adjusted earnings is computed using the estimated effective annual income tax rate, adjusted for specific items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA. Segment adjusted EBITDA is reported prior to the deduction of corporate expenses.

Adjusted earnings, adjusted earnings per share and adjusted EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

FINANCIAL OVERVIEW

The following table provides selected financial information for the Company.

	Three months ended				Six months ended
	June 30,				June 30,
Results of Operations	2018	2017	% Change		2018	2017	% Change
($ millions, except per share amounts)
Consolidated revenues	$578.9	$375.2	54.3%		$1,136.6	$748.7	51.8%

Net (loss) earnings	$(18.6)	$19.3	*	%	$12.4	$23.6	(47.5)%
Net (loss) earnings per share, basic	$(0.33)	$0.53	*	%	$0.22	$0.65	* %
Net (loss) earnings per share, diluted	$(0.33)	$0.52	*	%	$0.22	$0.64	* %

Adjusted earnings[1]	$69.9	$35.3	*	%	$153.1	$69.0	* %
Adjusted earnings per share[1]	$1.22	$0.97	25.8%		$2.69	$1.89	42.3%

Adjusted EBITDA[1]	$171.2	$66.0	*	%	$358.6	$129.1	* %

Weighted average number of common shares outstanding:
(millions)
Basic	57.2	36.5	56.7%		56.8	36.5	55.6%
Diluted	57.2	36.5	56.7%		57.0	36.5	56.2%

Financial Position	June 30, 2018	December 31, 2017
($ millions)
Total assets	$6,663.9	$6,657.3
Total non-current financial liabilities[2]	$3,175.8	$3,047.5
Shareholders’ equity	$2,123.8	$2,013.6

1	This is a non-IFRS financial measure. Refer to the section entitled “Consolidated Results” for a reconciliation of adjusted EBITDA and adjusted earnings to net earnings.
2	Total non-current financial liabilities consists of non-current portions of long-term debt, securitization liability and other financial liabilities.

CONSOLIDATED RESULTS

The following table provides selected financial information for the periods indicated, including a reconciliation of net earnings to adjusted earnings and adjusted EBITDA.

	Three months ended				Six months ended
	June 30,				June 30,
	2018	2017	% Change		2018	2017	% Change
($ millions, except per share amounts)
Consolidated revenues	$578.9	$375.2	54.3%		$1,136.6	$748.7	51.8%

Net (loss) earnings	$(18.6)	$19.3	*	%	$12.4	$23.6	(47.5)%
Items affecting comparability:
Share-based compensation expense	10.6	2.0	*		9.3	6.8	36.8
Amortization of acquisition related intangible assets	71.2	8.0	*		136.4	16.0	*
Acquisition and integration related expense	6.0	12.3	(51.2)		10.7	20.3	(47.3)
Interest expense on dissenting shareholder liability	0.9	—	*		3.0	—	*
Restructuring and enterprise improvement costs	12.2	4.8	*		12.6	15.5	(18.7)
Foreign exchange differences	2.6	(10.0)	*		1.5	(10.1)	*
Loss on sale of subsidiary	0.6	—	*		2.8	—	*
Settlement with preferred stockholders	3.2	—	*		3.2	—	*
Equity in earnings from joint ventures, net of tax	(2.8)	—	*		(2.6)	—	*
Income tax expense adjustment	(16.0)	(1.1)	*		(36.2)	(3.1)	*
Adjusted earnings	$69.9	$35.3	*	%	$153.1	$69.0	* %
Net finance expense[1]	47.8	10.8	*		91.2	21.4	*
Depreciation and amortization[2]	43.9	11.3	*		91.1	22.3	*
Income tax expense on adjusted earnings[3]	9.6	8.6	11.6		23.2	16.4	41.5
Adjusted EBITDA	$171.2	$66.0	*	%	$358.6	$129.1	* %

Adjusted EBITDA as a percentage of revenues	29.6%	17.6%			31.6%	17.2%
Adjusted earnings per share	$1.22	$0.97	25.8%		$2.69	$1.89	42.3%

*     Not meaningful

1	Excludes interest expense from dissenting shareholder liability.
2	Excludes amortization of acquisition related intangible assets.
3	Excludes income tax expense adjustment related to adjusted earnings.

Consolidated revenues

Consolidated revenues for the three months ended June 30, 2018 increased $203.7 million or 54.3% compared to the same period in 2017. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the DigitalGlobe Transaction. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $238.3 million during the three months ended June 30, 2018. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $329.9 million (three months ended June 30, 2017 - $338.2 million), the Imagery segment contributed revenues of $212.0 million (three months ended June 30, 2017 - $10.9 million), the Services segment contributed revenues of $66.3 million (three months ended June 30, 2017 - $27.2 million), partially offset by intersegment eliminations of $29.3 million (three months ended June 30, 2017 - $1.1 million). Intersegment revenue, which was primarily attributable to the Company’s Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

Consolidated revenues for the six months ended June 30, 2018 increased $387.9 million or 51.8% compared to the same period in 2017. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the DigitalGlobe Transaction. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $483.1 million during the six months ended June 30, 2018. This was partially offset by lower revenues from geostationary communications satellite construction activity compared to the six months ended June 30, 2017.  Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $623.3 million (six months ended June 30, 2017 - $679.7 million), the Imagery segment contributed revenues of $423.4 million (six months ended June 30, 2017 - $18.6 million), the Services segment contributed revenues of $136.3 million (six months ended June 30, 2017 - $52.6 million) partially offset by intersegment eliminations of $46.4 million (six months ended June 30, 2017 - $2.2 million). Intersegment revenue, which was primarily attributable to the Company’s Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

Refer to the section  entitled “Results by Segment” of this MD&A for further discussion of the Company’s revenues by segment.

Net (loss) earnings

Net loss for the three months ended June 30, 2018 was $18.6 million, compared to earnings of $19.3 million in the same period in 2017. Net earnings for the six months ended June 30, 2018 was $12.4 million, a decrease of $11.2 million or 47.5% compared to the same period in 2017. The changes were primarily due to an increase of interest expense on the Company’s long-term debt, partially offset by the inclusion of the financial results from DigitalGlobe’s imagery business, which was acquired as part of the DigitalGlobe Transaction. The increase in interest expense on long-term debt primarily reflects higher levels of long-term debt outstanding following the close of the DigitalGlobe Transaction.

Net earnings is affected by the inclusion and variability of specified items that may not be indicative of the financial performance of the Company’s ongoing business. Certain of these specified items affecting comparability are discussed below.

Share-based compensation

For the three months ended June 30, 2018, the Company had a share-based compensation expense of $10.6 million compared to an expense of $2.0 million for the same period of 2017. For the six months ended June 30, 2018, share-based compensation expense was $9.3 million compared to $6.8 million for the same period of 2017. Share-based compensation is an important aspect of compensation for management and key employees. The accounting expense is based on fair value, which is estimated using the Black-Scholes option pricing model incorporating factors such as the expected life of awards and market volatility. Additionally, the fair value of the Company’s cash-settled awards is recognized as a liability in the consolidated balance sheet and is re-measured and charged to earnings at each reporting date until the award is settled. This can lead to fluctuations in the associated cash-settled share-based compensation (recovery) expense when the Company experiences significant share price volatility, as was the case in the first quarter of 2018. These accounting fair value adjustments are not necessarily reflective of actual cash outlays by the Company in any particular period.

Amortization of acquisition related intangible assets

Amortization expense on acquisition related intangible assets for the three months ended June 30, 2018 was $71.2 million compared to $8.0 million for the same period of 2017. For the six months ended June 30, 2018, amortization expense on acquisition related intangible assets was $136.4 million compared to $16.0 million for the same period of 2017. The increases of $63.2 million and $120.5 million, respectively, were primarily due to amortization of finite life intangible assets acquired in the DigitalGlobe Transaction.

The acquisition related intangible assets, consisting of customer relationships, backlog, technology, software, and other intellectual property, are generally non-recurring expenditures as the Company does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred.

Acquisition and integration related expense

During the three months ended June 30, 2018, the Company incurred expenses of $6.0 million for integration related costs in connection with the DigitalGlobe Transaction compared to $12.3 million of acquisition related costs for the same period of 2017. For the six months ended June 30, 2018, the Company incurred expenses of $10.7 million for integration related costs in connection with the DigitalGlobe Transaction compared to $20.3 million of acquisition related costs for the same period of 2017. The expenditures in 2018 related to retention, creation of cross functional support services, legal fees and other costs. The retention costs were incurred to incentivize certain DigitalGlobe employees to remain with the Company for a specified period of time. The Company expects to incur additional integration related costs in future periods in order to execute its integration plan and to realize the revenue and cost synergies expected to be achieved. The acquisition costs in 2017 were for the DigitalGlobe Transaction, and consisted primarily of legal, tax, consulting and other professional fees.

Interest expense on dissenting shareholder liability

The merger consideration paid out on the closing of the DigitalGlobe Transaction excluded amounts due to dissenting holders of all of the DigitalGlobe Series A Convertible Preferred Stock (“Preferred Stockholders”) and dissenting holders of some of the shares of DigitalGlobe common stock (“Common Stockholders”). On June 15, 2018, the Company entered into an arrangement to settle all pending litigation with the former Preferred Stockholders (the “Settlement Agreement”). Under the Settlement Agreement, the former Preferred Stockholders received (i) 2,206,464 common shares of Maxar and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the Merger. During the three and six months ended June 30, 2018, the Company recognized interest expense of $0.9 million and $3.0 million, respectively, related to this. There was no expense for the three and six months ended June 30, 2017, as the DigitalGlobe Transaction had not been completed.

Restructuring and enterprise improvement costs

During the three and six months ended June 30, 2018, the Company incurred employee severance and enterprise improvement costs of $12.2 million and $12.6 million, respectively, compared to $4.8 million and $15.5 million for the same periods of 2017. These costs were primarily related to employment termination within our Space Systems segment. These restructuring actions were undertaken in response to fluctuations in the geostationary communication market and to align with our new strategy.

Foreign exchange differences

As described below, the Company excludes certain foreign exchange gains and losses from the calculation of adjusted EBITDA, adjusted earnings and adjusted earnings per share as these gains and losses can result in significant variability in net earnings but have little bearing on operating performance.

•	Foreign exchange timing differences on certain project-related foreign exchange derivative contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by the Company to hedge foreign currency exposures did not qualify for hedge accounting as the timing of the anticipated cash flows for certain revenue contracts or subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately. This resulted in timing differences between the recognition of fair value adjustments in earnings versus revenues and costs, which were recognized on the percentage of completion basis using spot rates. Had these derivative contracts qualified for hedge accounting, the fair value adjustments would have been deferred and accumulated in other comprehensive income until the hedged revenues or costs were recognized, eliminating the timing differences. For the three and six months ended June 30, 2018, management’s estimate of the foreign exchange timing differences on these derivative contracts not subject to hedge accounting was a loss of $0.1 million for each period, respectively, compared to gains of $5.0 million and $5.4 million for the same periods of 2017, respectively.

•	Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, the Company frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. For the three and six months ended June 30, 2018, the Company recognized unrealized foreign exchange losses on translation of intercompany loans of $0.4 million and nil, respectively, compared to gains of $1.6 million for each of the same periods of 2017. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

•	Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

The Company recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of the Company’s Canadian dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in the Company’s consolidated financial statements. For the three and six months ended June 30, 2018, the Company recognized unrealized foreign exchange losses on translation of long-term foreign currency denominated financial assets and liabilities of $2.1 million and $1.4 million, respectively, compared to gains of $3.4 million and $3.1 million for the same periods of 2017, respectively.

•	Income tax expense adjustment

Income tax expense adjustment for the three months ended June 30, 2018 was a recovery of $16.0 million compared to a recovery of $1.1 million for the same period in 2017. For the six months ended June 30, 2018 income tax expense adjustment was a recovery of $36.2 million compared to a recovery of $3.1 million in the same period of 2017. The income tax expense adjustment is computed by applying the effective annual income tax rate to items identified in the calculation of adjusted earnings. The increase in the income tax expense adjustment for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017 is due to an increase in the items affecting comparability and a change in the timing and recognition of deferred tax assets.

Adjusted earnings

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, were $69.9 million ($1.22 per share) for the three months ended June 30, 2018 compared to $35.3 million ($0.97 per share) for the same period of 2017.  For the six months ended June 30, 2018, adjusted earnings were $153.1 million ($2.69 per share) compared to $69.0 million ($1.89 per share) for the same period of 2017. The increases in adjusted earnings per share of $0.25 and $0.79 reflect the financial results from the acquisition of DigitalGlobe’s imagery and services businesses as part of the DigitalGlobe Transaction, partially offset by lower adjusted EBITDA from the Space Systems segment and higher amortization, depreciation, and interest expense.

Net finance expense

The following table shows the components of net finance expense for the periods indicated.

	Three months ended				Six months ended
	June 30,				June 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Finance expense:
Interest on long-term debt	$41.8	$6.8	*	%	$79.2	$12.9	*	%
Interest expense on defined benefit pension and other post-retirement benefit obligations	2.2	2.4	(8.3)		4.4	4.8	(8.3)
Interest on orbital securitization liability	1.7	2.0	(15.0)		3.5	4.0	(12.5)
Interest expense on advance payments from customers[1]	6.7	—	*		14.1	—	*
Capitalization of borrowing costs	(4.4)	(1.1)	*		(6.4)	(2.1)	*
Imputed interest and other[2]	(0.1)	0.7	*		(3.3)	1.9	*
Finance income	(0.1)	—	*		(0.3)	(0.1)	*
Net finance expense	$47.8	$10.8	*	%	$91.2	$21.4	*	%

*     Not meaningful

1

Under DigitalGlobe’s predecessor contract to the EnhancedView contract, DigitalGlobe had received advanced payments from the National Geospatial-Intelligence Agency (“NGA”) during the construction phase of the WorldView-1 satellite, which was more than one year before capacity was made available to the NGA. The effect of imputing interest on these advanced payments is to increase contract liabilities with an offsetting charge to finance expense. As capacity is provided to the customer, revenue is recognized and the contract liabilities balance decreases.

2

Excludes interest expense from dissenting shareholder liability of $0.9 million and nil, for the three months ended June 30, 2018 and 2017, respectively, and $3.0 million and nil for the six months ended June 30, 2018 and 2017, respectively.

For the three and six months ended June 30, 2018, net finance expense increased $37.0 million and $69.8 million, respectively, compared to the three and six months ended June 30, 2017, primarily due to the increases of $35.0 million and $66.3 million, respectively, in interest on long-term debt for the three and six months ended June 30, 2018, compared to the three and six months ended June 30, 2017. The increase in interest on long-term debt was a result of an additional $2.4 billion of average long-term debt outstanding for the three and six months ended June 30, 2018, compared to the three and six months ended June 30, 2017 due to the DigitalGlobe Transaction.

Depreciation and amortization

The following table shows depreciation and amortization expense for the periods indicated.

	Three months ended				Six months ended
	June 30,				June 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Property, plant and equipment	$40.6	$8.3	*	%	$78.0	$16.4	*	%
Intangible assets[1]	3.3	3.0	10.0		13.1	5.9	*
Depreciation and amortization	$43.9	$11.3	*	%	$91.1	$22.3	*	%

      *     Not meaningful

1	Excludes intangible assets arising on acquisitions.

Depreciation and amortization expense increased $32.6 million and $68.8 million, respectively, for the three and six months ended June 30, 2018, compared to the three and six months ended June 30, 2017. These increases are primarily due to higher property, plant and equipment and intangible assets balances at June 30, 2018 compared to June 30, 2017 attributable to the DigitalGlobe Transaction.

Income tax expense on adjusted earnings

Income tax expense on adjusted earnings for the six months ended June 30, 2018 was $23.2 million, representing an effective income tax rate of 13.2% compared to $16.4 million with an effective income tax rate of 19.2%  for the same period of 2017. To compute income tax expense on adjusted earnings and the effective annual income tax rate, the substantively enacted income tax rate is applied to net earnings before income tax, adjusted for non-deductible amounts, and items affecting adjusted earnings.  The reduction in the effective income tax rate for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 is due to a change in the mix of income between jurisdictions.

Adjusted EBITDA

Adjusted EBITDA is a measure utilized by management to evaluate the performance of the Company’s  reporting segments. For the three months ended June 30, 2018,  adjusted EBITDA was $171.2 million and adjusted EBITDA as a percentage of consolidated revenues (“adjusted EBITDA margin percentage”) was 29.6%. This is compared to adjusted EBITDA of $66.0 million and adjusted EBITDA margin percentage of 17.6% for the three months ended June 30, 2017.  These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

For the six months ended June 30, 2018,  adjusted EBITDA was $358.6 million and adjusted EBITDA margin percentage was 31.6%. This is compared to adjusted EBITDA of $129.1 million and adjusted EBITDA margin percentage of 17.2% for the six months ended June 30, 2017.  These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

Adjusted EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including proportion of construction and services contracts, volume of subcontract activity, life cycle of large dollar value contracts and timing of recognition of investment tax credits. In addition, the Company revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Refer to section “Results by Segment” of this MD&A for discussion of adjusted EBITDA by segment.

Financial position

The Company had total assets of $6.7 billion at June 30, 2018 and December 31, 2017. During the six months ended June 30, 2018, there was an increase in contract assets due to timing variability associated with revenues earned on construction contracts in excess of progress billings. This increase was offset by a decrease in intangible assets primarily related to the amortization of intangible assets.

The Company had total liabilities of $4.5 billion at June 30, 2018 as compared to $4.6 billion at December 31, 2017.  During the six months ended June 30, 2018, the Company experienced a decrease in contract liabilities due to revenue recognized in excess of billings and a decrease in provisions primarily due to the Settlement Agreement. These decreases were offset by an increase in long-term debt to fund the Company’s short-term working capital needs.

ORDER BACKLOG

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $3.05 billion as at June 30, 2018 (December 31, 2017 - $3.32 billion). Order backlog does not include unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts, except for the EnhancedView Service Level Agreement (EnhancedView “SLA”) noted below.

Order backlog includes contractual commitments for the remaining term of the EnhancedView SLA entered into with the NGA in 2010. The EnhancedView SLA is structured as a ten-year term, inclusive of nine annual renewal options that may be exercised by the NGA. Although the NGA may terminate the contract at any time and is not obligated to exercise any of the remaining renewal options, the Company includes the full remaining term in backlog. While such funding contains an inherent level of uncertainty, the Company believes it is the NGA’s intention to exercise the remaining options, subject only to annual congressional appropriation of funding and the federal budget process.

Refer to the section entitled  “Results by Segment” of this MD&A for further discussion of bookings activity by segment.

RESULTS BY SEGMENT

The Company analyzes financial performance by segment, which combine related activities within the Company.

	Three months ended			Six months ended
	June 30,			June 30,
	2018	2017	% Change	2018	2017	% Change
($ millions)
Revenues:
Space Systems	$329.9	$338.2	(2.5)%	$623.3	$679.7	(8.3)%
Imagery	212.0	10.9	*	423.4	18.6	*
Services	66.3	27.2	*	136.3	52.6	*
Intersegment eliminations	(29.3)	(1.1)	*	(46.4)	(2.2)	*
Total Revenue	$578.9	$375.2	54.3%	$1,136.6	$748.7	51.8%

Adjusted EBITDA:
Space Systems	$42.2	$61.4	(31.3)%	$96.8	$123.6	(21.7)%
Imagery	136.2	6.5	*	274.3	9.5	*
Services	6.9	4.7	46.8	14.0	8.7	60.9
Intersegment eliminations	(5.4)	—	*	(7.4)	—	*
Total Segment Adjusted EBITDA	179.9	72.6	*	377.7	141.8	*
Unallocated corporate expenses	(8.7)	(6.6)	31.8	(19.1)	(12.7)	50.4
Total Adjusted EBITDA	$171.2	$66.0	* %	$358.6	$129.1	* %

Space Systems

The following table provides selected financial information for the Space Systems segment.

	Three months ended			Six months ended
	June 30,			June 30,
	2018	2017	% Change	2018	2017	% Change
($ millions)
Total revenues	$329.9	$338.2	(2.5)%	$623.3	$679.7	(8.3)%

Adjusted EBITDA	$42.2	$61.4	(31.3)%	$96.8	$123.6	(21.7)%
Adjusted EBITDA margin percentage	12.8%	18.2%		15.5%	18.2%

Capital expenditures:
Property, plant and equipment	$5.2	$12.2	(57.4)%	$11.2	$19.7	(43.1)%
Intangible assets	25.6	11.1	*	42.0	28.5	47.4
	$30.8	$23.3	32.2%	$53.2	$48.2	10.4%

Space Systems segment revenue decreased $8.3 million, or 2.5% and $56.4 million, or 8.3%, for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017, respectively. The decreases in revenue for the three and six month periods primarily related to a lower level of geostationary communications satellite construction activity in 2018 compared to 2017, partially offset by higher revenue from the construction of the Company’s Legion satellite imaging constellation and contracts with the U.S. government. Revenue attributable to the Company’s Legion satellite imaging constellation is eliminated in consolidation.

Although the total dollar value of geostationary communication satellite awards to the Company has remained relatively stable since 2015, there has been a step down in total number and dollar value of awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by this lower level of award value since 2015. Many satellite operators in the communications industry have continued to defer new satellite construction awards to evaluate geostationary and other competing satellite system architectures and other market factors. The Company has responded appropriately to manage its workforce and costs during this challenging time. The Company continues to review strategic alternatives for its geostationary communications satellite business to improve its financial performance. No final decision has been made. At the same time, the Company continues to see strong growth in its U.S. Government and low Earth orbit communications and Earth observation businesses and remains encouraged regarding the potential in these markets.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which typically range between 20 to 36 months and up to 48 months in special situations. EBITDA margins can vary from quarter to quarter due to the mix of our revenues and changes in our estimated costs to complete as our risks are retired and as our estimated costs to complete are increased or decreased based on contract performance.

Adjusted EBITDA margin percentage from the Space Systems segment for the three and six months ended June 30, 2018 was 12.8% and 15.5%, respectively, compared to 18.2% for each of the three and six months ended June 30, 2017. The decrease for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 is primarily due to timing differences in the recognition of investment tax credits, liquidated damages recognized in 2018, and a decrease in revenue. In 2017, the majority of the investment tax credits were realized in the second quarter, whereas in 2018 the majority were realized in the first quarter. The decrease for the six months ended June 30, 2018 was related to a recovery of liquidated damages which occurred in the first quarter of 2017, liquidated damages recognized in 2018, and a decrease in revenue.

Intangible asset capital expenditures increased $14.5 million and $13.5 million or 47.4% for the three and six months ended June 30, 2018, respectively, compared to the three and six months ended June 30, 2017. The increase is primarily due to technology development associated with the Jupiter 3 satellite and the RSGS program.

Recent Business Developments

On July 16, 2018, the Company acquired Neptec Design Group Ltd., a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$42 million, comprised of approximately C$8 million in cash and the balance in common shares of Maxar. With Neptec, the Company will deliver end-to-end robotic systems and an expanded set of solutions, positioning it to capture growth in U.S., Canadian and global space exploration markets and accelerate advancement into new and expanding space segments.

During the quarter, the Company was awarded the balance of the contract to provide communication subsystems for on-board communication signal processing capabilities for a commercial cargo system.

Imagery

The following table provides selected financial information for the Imagery segment.

	Three months ended				Six months ended
	June 30,				June 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Total revenues	$212.0	$10.9	*	%	$423.4	$18.6	*	%

Adjusted EBITDA	$136.2	$6.5	*	%	$274.3	$9.5	*	%
Adjusted EBITDA margin percentage	64.2%	59.6%			64.8%	51.1%

Capital expenditures:
Property, plant and equipment	$41.4	$—	*	%	$78.9	$—	*	%
Intangible assets	15.0	—	*		31.9	—	*
	$56.4	$—	*	%	$110.8	$—	*	%

Imagery segment revenue increased $201.1 million and $404.8 million for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017, respectively. The increases are primarily due to the inclusion of the financial results from DigitalGlobe’s imagery business, acquired as part of the DigitalGlobe Transaction, which contributed $201.9 million and $403.8 million of revenue and $131.1 million and $264.6 million of adjusted EBITDA for the three and six months ended June 30, 2018, respectively. Imagery segment revenue for the three and six months ended June 30, 2018 included $30.0 million and $60.0 million, respectively, of revenue recognized from contract liabilities related to the EnhancedView contract.

Adjusted EBITDA margin percentage from the Imagery segment for the three and six months ended June 30, 2018 was 64.2% and 64.8%, respectively, compared to 59.6% and 51.1%  for the three and six months ended June 30, 2017, respectively.  The increases in margin percentage primarily reflect the blend of margins from DigitalGlobe’s imagery business, acquired as part of the DigitalGlobe Transaction.

Property, plant and equipment capital expenditures for the Imagery segment related primarily to the Legion satellite imaging constellation for the three and six months ended June 30, 2018. Capital expenditures of intangible assets for the three and six months ended June 30, 2018, related to the development or purchase of software.

Recent Business Developments

In July 2018, the Company launched EarthWatch, a cloud-based subscription for viewing, streaming and downloading the Company’s industry-leading geospatial data, enabling customers to solve their challenges with ease through a single powerful interface.

Services

The following table provides selected financial information for the Services segment.

	Three months ended				Six months ended
	June 30,				June 30,
	2018	2017	% Change		2018	2017	% Change
($ millions)
Total revenues	$66.3	$27.2	*	%	$136.3	$52.6	*	%

Adjusted EBITDA	$6.9	$4.7	46.8%		$14.0	$8.7	60.9%
Adjusted EBITDA margin percentage	10.4%	17.3%			10.3%	16.5%

Capital expenditures:
Property, plant and equipment	$0.8	$0.2	*	%	$0.8	$0.7	14.3%
Intangible assets	1.0	0.1	*		1.6	0.2	*
	$1.8	$0.3	*	%	$2.4	$0.9	*	%

Services segment revenue increased $39.1 million and $83.7 million for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017, respectively. The increases are primarily due to the inclusion of the financial results from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction, which contributed $36.4 million and $79.3 million of revenue and $3.7 million and $7.5 million of adjusted EBITDA for the three and six months ended June 30, 2018, respectively.

Adjusted EBITDA margin percentage from the Services segment for the three and six months ended June 30, 2018 was 10.4%  and 10.3% compared to 17.3% and 16.5% for the three and six months ended June 30, 2017, respectively.  The decrease in margin primarily reflects the blend of margins from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction.

Recent Business Developments

Notable bookings in the Services segment in the second quarter of 2018 included:

•

A contract to provide geospatial predictive analysis services for a U.S. intelligence agency and their end users including Combatant Commands and other U.S. government agencies. This contract is to provide software development and support services, which include, gathering, analyzing, and manipulating foundation GEOINT as a basis for predictive analysis.

•

A subcontract with a large prime integrator for systems engineering services. This contract delivers systems modeling, algorithm development, engineering processors, and engineering services for the U.S. government.

•

A contract to provide subject matter experts in social cultural analysis, all-source analysis and signals intelligence to inform senior leaders, mission planners and deployed military personnel on socio-cultural, pattern analysis, and all-source intelligence in support of decision making, engagements and missions.

Unallocated corporate expenses

Unallocated corporate expenses include items such as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services. Corporate costs are not allocated to reporting segments. Corporate expense for the three months ended June 30, 2018 were $8.7 million compared to $6.6 million for the same period of 2017. This increase of $2.1 million or 31.8% is attributable to additional headcount as a result of the DigitalGlobe Transaction, and the expansion and ramp-up of corporate functions to support the increased scale of the Company. Corporate expenses as a percentage of total revenue remained relatively constant period over period.

For the six months ended June 30, 2018, corporate expense was $19.1 million compared to $12.7 million for the six months ended June 30, 2017. This increase of $6.4 million or 50.4% is attributable to additional headcount as a result of the DigitalGlobe Transaction, the expansion and ramp-up of corporate functions to support the increased scale of the Company, and several one-time non-recurring expenses which were recorded during the first quarter of 2018. Corporate expenses as a percentage of total revenue remained relatively constant period over period.

QUARTERLY INFORMATION

The following table summarizes selected financial information (unaudited) for the eight most recently completed quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2018	2018	2017	2017	2017	2017	2016	2016
($ millions, except per common share amounts)
Consolidated revenues	$578.9	$557.7	$545.1	$337.5	$375.2	$373.5	$376.6	$379.9
Net (loss) earnings	$(18.6)	$31.0	$64.5	$12.3	$19.3	$4.3	$23.7	$32.0
Net (loss) earnings per share, basic	$(0.33)	$0.55	$1.16	$0.34	$0.53	$0.12	$0.65	$0.88
Net (loss) earnings per share, diluted	$(0.33)	$0.55	$1.15	$0.34	$0.52	$0.11	$0.62	$0.85
Adjusted earnings	$69.9	$83.2	$66.5	$36.5	$35.3	$33.7	$38.6	$35.4
Adjusted earnings per share	$1.22	$1.47	$1.19	$1.00	$0.97	$0.92	$1.06	$0.97
Adjusted EBITDA	$171.2	$187.4	$181.0	$68.6	$66.0	$63.1	$66.3	$61.6
Weighted average number of common shares outstanding: (millions)
Basic	57.2	56.4	55.4	36.5	36.5	36.5	36.4	36.4
Diluted	57.2	56.7	55.9	36.5	36.5	36.5	36.5	36.6

The following table provides a reconciliation of net earnings to adjusted earnings and adjusted EBITDA for the eight most recently completed quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2018	2018	2017	2017	2017	2017	2016	2016
($ millions)
Net (loss) earnings	$(18.6)	$31.0	$64.5	$12.3	$19.3	$4.3	$23.7	$32.0
Items affecting comparability:
Share-based compensation (recovery) expense	10.6	(1.3)	45.8	5.3	2.0	4.8	(3.9)	(2.3)
Amortization of acquisition related intangible assets	71.2	65.2	55.4	8.0	8.0	8.0	8.0	8.5
Acquisition and integration related expense	6.0	4.7	32.7	9.8	12.3	8.0	—	—
Interest expense on dissenting shareholder liability	0.9	2.1	1.9	—	—	—	—	—
Loss from early extinguishment of debt	—	—	23.0	—	—	—	—	—
Restructuring and enterprise improvement costs	12.2	0.4	17.7	0.8	4.8	10.7	—	—
Executive compensation settlement	—	—	—	—	—	—	—	—
Foreign exchange differences	2.6	(1.1)	(1.3)	(0.3)	(10.0)	(0.1)	5.4	(1.5)
Loss on sale of subsidiary	0.6	2.2	—	—	—	—	—	—
Settlement with preferred stockholders	3.2	—	—	—	—	—	—	—
Equity in (earnings) loss from joint ventures, net of tax	(2.8)	0.2	0.5	—	—	—	—	—
Recognition of previously unrecognized deferred tax assets	—	—	(122.4)	—	—	—	—	—
Income tax expense adjustment	(16.0)	(20.2)	(51.3)	0.6	(1.1)	(2.0)	5.4	(1.3)
Adjusted earnings	$69.9	$83.2	$66.5	$36.5	$35.3	$33.7	$38.6	$35.4
Net finance expense[1]	47.8	43.4	46.9	11.1	10.8	10.6	10.0	8.7
Depreciation and amortization[2]	43.9	47.2	54.2	11.2	11.3	11.0	11.4	11.4
Income tax expense on adjusted earnings[3]	9.6	13.6	13.4	9.8	8.6	7.8	6.3	6.1
Adjusted EBITDA	$171.2	$187.4	$181.0	$68.6	$66.0	$63.1	$66.3	$61.6

1	Excludes interest expense from dissenting shareholder liability.

2     Excludes amortization of acquisition related intangible assets.

3     Excludes income tax expense adjustment related to adjusted earnings.

Revenues and adjusted EBITDA may vary from quarter to quarter due to a number of factors. They include: the DigitalGlobe Transaction; the size and number of construction contracts in progress; changes in the revenue mix of service and construction contracts and the contract life cycle of large construction contracts; recognition of investment tax credits; fluctuations in foreign exchange rates; volume of subcontract activity; and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition or reversal of contract loss provisions.

The volatility in the Company’s net earnings over the last eight quarters was due to many factors such as the variability in share-based compensation and foreign exchange gains and losses, as well as the costs related to restructuring, enterprise improvement initiatives, acquisitions and settlement of executive compensation.

While the Company reports quarterly, its results should be viewed from a long-term perspective. For this reason and the reasons cited above, the Company cautions readers that quarter to quarter comparisons of the Company’s financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY

The Company’s principal sources of liquidity are cash provided by operations, collection or securitization of orbital receivables and access to credit facilities and equity capital resources, including public common share offerings. The Company’s primary short-term cash requirement is to fund working capital, including supplier payments on long-term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. The Company’s medium-term cash requirements are to service and repay debt and to invest in facilities, equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

The Company believes that its principal sources of liquidity will be sufficient to enable the Company to meet its anticipated operating, capital expenditure, growth, investment, debt service, dividend, and other financial requirements in both the short-term and long-term.

Summary of statement of cash flows

The following table provides selected cash flow information.

	Six months ended
	June 30,
	2018	2017
($ millions)
Cash provided by operating activities	$141.3	$6.8
Cash used in investing activities	(136.6)	(42.9)
Cash (used in) provided by financing activities	(11.7)	34.8
Effect of foreign exchange on cash and cash equivalents	(0.1)	(0.7)
Cash and cash equivalents, beginning of period[1]	19.1	(3.8)
Cash and cash equivalents, end of period[1]	$12.0	$(5.8)

1	Cash and cash equivalents less bank overdraft.

Operating activities

Cash provided by operating activities increased $134.5 million from the six months ended June 30, 2017 compared to the six months ended June 30, 2018. The increase was primarily due to the inclusion of DigitalGlobe’s operating results, partially offset by the timing of customer payments on trade and other receivables, as well as less favorable timing of receipt of customer payments compared to revenue recognized.

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build the Company’s business and manage lead times in construction activities. The Company expects working capital account balances to continue to vary from period to period. The Company efficiently funds its working capital requirements with the Revolving Credit Facility (as defined below).

Investing activities

Investing activities increased $93.7 million from the six months ended June 30, 2017 compared to the six months ended June 30, 2018. The major investing activities were purchases of and additions to property, plant and equipment of $85.4 million (six months ended June 30, 2017 - $20.4 million) and investments in technologies and software of $74.8 million (six months ended June 30, 2017 - $28.9 million). Included within additions to property, plant and equipment in the six months ended June 30, 2018 are capital expenditures related to the build of the Company’s Legion satellite imaging constellation, net of intercompany eliminations.

Financing activities

Financing activities decreased $46.5 million from the six months ended June 30, 2017 compared to the six months ended June 30, 2018. During the six months ended June 30, 2018, financing activities included net proceeds from the Syndicated Credit Facility (as defined below) and other long-term debt of $128.3 million compared to $190.5 million for the same period of 2017. The Company used proceeds of $110.2 million from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes. Other major financing activities during the six months ended June 30, 2018 were interest payments on long-term debt of $98.4 million (six months ended June 30, 2017 - $16.0 million) and dividend payments of $32.1 million (six months ended June 30, 2017 - $20.2 million).

Credit facilities

The following table summarizes the Company’s long-term debt.

	June 30, 2018	December 31, 2017
($ millions)
Syndicated credit facility:
Revolving credit facility	$633.7	$494.6
Term Loan A	500.0	500.0
Term Loan B	1,990.0	2,000.0
Financing fees	(45.9)	(52.4)
Obligations under finance leases	16.7	18.8
Long-term debt	$3,094.5	$2,961.0

Credit facilities

The Company has in place a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”). The Syndicated Credit Facility is comprised of: (i) a four-year senior secured first lien revolving credit facility in an aggregate principal amount of $1.15 billion and a four-year senior secured first lien operating facility in an aggregate principal amount of $100.0 million (collectively, the “Revolving Credit Facility”), (ii) a senior secured first lien term A facility (“Term Loan A”) in an aggregate principal amount of $500.0 million consisting of a $250.0 million tranche with a three-year maturity and a $250.0 million tranche with a four-year maturity, and (iii) a seven-year senior secured first lien term B facility (“Term Loan B”) in an aggregate principal amount of $2.0 billion.

Loans under the Revolving Credit Facility are available in U.S. dollars and, at the option of the Company, in Canadian dollars. Term Loan A and Term Loan B are repayable in U.S. dollars. Borrowings under the Revolving Credit Facility and Term Loan A bear interest at a rate equal to U.S. Libor (for U.S. dollar borrowings) and CDOR or Canadian Bankers’ Acceptances (for Canadian dollar borrowings), plus a margin of 1.2%-3.0% per annum, based on the Company’s total leverage ratio. Term Loan B bears interest at U.S. Libor plus 2.75% per annum. On April 5, 2018, the Company entered into interest rate swaps at a notional value of $1.0 billion maturing in April 2021 or April 2022. As of June 30, 2018, the Company has hedged approximately 32% of its floating rate exposure on its outstanding debt at an average base rate of 2.56% (excluding the margin specified in the Syndicated Credit Facility).

The Revolving Credit Facility and Term Loan A are payable at maturity. Term Loan B will amortize in equal quarterly installments in 28 aggregate annual amounts equal to 1% of the original principal amount of the loan, with the final balance payable at maturity. The Revolving Credit Facility, Term Loan A, and Term Loan B may be repaid by the Company, in whole or in part, together with accrued interest, without premium or penalty.

The Syndicated Credit Facility is guaranteed by the Company and certain designated subsidiaries of the Company. The security for the Syndicated Credit Facility, subject to customary exceptions, includes substantially all the tangible and intangible assets of the Company and its subsidiary guarantors. The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events and to the extent of a specified percentage of annual excess cash flow that is not reinvested or used for other specified purposes. The Syndicated Credit Facility is subject to customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued. As of June 30, 2018 and December 30, 2017, the Company has $18.5 million and $25.8 million, respectively, of issued and undrawn letters of credit outstanding under the revolving Credit Facility.

The Company has significant unused borrowing capacity under its Syndicated Credit Facility and ready access to capital markets on an as-required basis to finance growth initiatives.

Debt covenants

As at June 30, 2018, the Company was in compliance with all covenants under its various credit facilities and long-term debt agreement.

Securitization liability

The Company has in place a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to $400.0 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. There were no drawdowns executed in the six months ended June 30, 2018 and 2017.

The orbital receivables that were securitized remain on the Company’s balance sheet as the Company continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from the customers and passed on to the international financial institution. The Company continues to recognize orbital interest revenue on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity.

Contingencies

In July 2017, a DigitalGlobe shareholder filed a lawsuit in the U.S. District Court for the District of Colorado, naming DigitalGlobe, Maxar, and the individual directors of DigitalGlobe at the time of the DigitalGlobe Transaction as defendants. On February 12, 2018, the plaintiff filed a voluntary motion to dismiss.

Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York, naming DigitalGlobe as the defendant. In December 2017, Foros filed an amended complaint in the lawsuit. The amended complaint alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with the DigitalGlobe Transaction. The lawsuit seeks damages in an amount not less than $18 million for this breach, plus pre-judgment interest. On January 8, 2018, DigitalGlobe filed a motion to dismiss the amended complaint. Briefings on the motion to dismiss were completed in February 2018, however the court has not yet ruled on the motion. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, Maxar believes this lawsuit is without merit.

In November 2017, the Preferred Stockholders and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of the DigitalGlobe Transaction. DigitalGlobe is named as the respondent in the lawsuits, and filed answers to the lawsuits in December 2017. On June 15, 2018, the Company entered into the Settlement Agreement with the Preferred Stockholders. Under the Settlement Agreement, the Preferred Stockholders received (i) 2,206,464 common shares of Maxar; and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the DigitalGlobe Transaction. It is too early to predict the outcome of the litigation or a reasonable range of potential losses related to the remaining appraisal proceedings.

In 2014, the Company declared force majeure with respect to the ground infrastructure of the Ukraine communication satellite program. There has been no significant development on the program following the force majeure. The Company has completed work on the spacecraft, which is in storage. With the force majeure in place and no new funding available at present to address the force majeure impact, any other further work on the program is uncertain. Earlier this year, the Ukrainian customer commenced an arbitration regarding this contract seeking recovery from the Company under the contract in the amount of approximately $225.0 million.  On July 20, 2018, the Ukrainian customer filed its statement of claim in connection with the arbitration seeking recovery from the Company under the contract in the amount of approximately $227.0 million. While the Company intends to vigorously defend the claims made in connection with the arbitration, it is too early to predict the outcome of this arbitration or a reasonable range of potential recoveries by the Ukrainian customer.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Off-balance sheet arrangements

At June 30, 2018, the Company had foreign exchange forward purchase contracts of $154.0 million, foreign exchange forward sales contracts of $305.2 million, operating leases for our premises and financial guarantee contracts to export credit agencies in the form of indemnities or letters of credit. Such arrangements are not expected to have a material effect on the Company’s liquidity or capital resources, financial position or results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures.

The Company adopted IFRS 15 on January 1, 2018 and its adoption did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures, except for the classification of certain liabilities as described below. The Company has applied IFRS 15 in accordance with the full retrospective transitional approach, and used the practical expedients for completed contracts in IFRS 15.C5(a) and (b), and for modified contracts in accordance with IFRS 15.C5(c).

IFRS 15 did not have a significant impact on the Company’s accounting policies. Approximately half of the Company’s revenue related to construction contracts which will continue to be recognized over time under the cost-to-cost method under the new standard. The Company identified that certain of its construction contracts had two performance obligations under IFRS 15 versus one component under IAS 11 and IAS 18. However, this change did not materially impact revenue recognition for the periods presented and is not expected to materially impact the amount or timing of revenue recognized in the future. The remainder of the Company’s revenue is related to services contracts in its Imagery and Services segments. Revenue in the Imagery segment is recognized based on satellite capacity made available to the customer in a particular period, when imagery is delivered to the customer, or ratably over the subscription period. Under IAS 18, the Company was accounting for certain of its performance obligations on a straight-line basis. However, under IFRS 15, the Company will recognize revenue for these performance obligations as imagery is delivered. This change has not and is not expected to materially impact the amount or timing of revenues. The Services segment primarily enters into contracts that compensate the Company at a firm fixed price or on a time and materials basis. Revenue is typically recognized for these contracts over time based on the stage of services completed to date as a percentage of total services to be performed, or on the basis of time plus reimbursable costs incurred during the period. The Company did not identify any changes to its accounting policies for contracts in its Services segment as a result of applying IFRS 15.

IFRS 15 uses the term ‘contract asset’ and ‘contract liability’ to describe what the Company previously referred to as ‘construction contract assets’, ‘construction contract liabilities’ and ‘deferred revenue’. While the standard does not prohibit an entity from using alternative descriptions in the statement of financial position, the Company has adopted the terminology used in IFRS 15 to describe such balances. As at December 31, 2017, deferred revenue of $206.6 million and $134.3 million as at December 31, 2017 was previously classified in ‘current non-financial liabilities’ and ‘non-current non-financial liabilities’, respectively. Those amounts have been reclassified to current and non-current contract liabilities, respectively.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.

The Company adopted IFRS 9 on January 1, 2018. The adoption of IFRS 9 did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures. With respect to classification and measurement, the Company has applied the exemption not to restate comparative information for prior periods. The determination of the business model within which a financial asset is held has been made on the basis of facts and circumstances that existed at the date of initial application. The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets as at January 1, 2018. The new carrying amounts under IFRS 9 are the same as the original carrying amounts under IAS 39.

	IAS 39	IFRS 9
Financial assets:
Current:
Cash and cash equivalents	Loans & receivables	Amortized cost
Trade and other receivables	Loans & receivables	Amortized cost

Financial assets, other:
Short-term investments[1]	Available for sale	Fair value through earnings
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

Non-current:
Financial assets, other:
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Long-term investments[2]	Available for sale	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

1	The balance included in other comprehensive income related to these assets was zero at December 31, 2017. Therefore, no adjustment was required to retained earnings as at January 1, 2018.
2

IFRS 9 requires all investments in equity instruments to be measured at fair value. However, in limited instances, cost may be an appropriate estimate of fair value. The Company determined that cost was an appropriate estimate of fair value as at January 1, 2018 and June 30, 2018.

The Company has elected to defer application of the new general hedging model under IFRS 9 on all of its hedges and continue to apply the hedge accounting requirements of IAS 39 in their entirety until the standard resulting from the IASB's project on macro hedge accounting is effective.

NEW ACCOUNTING STANDARDS

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2018, the Company had no material transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship arrangements.

FINANCIAL INSTRUMENTS

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. Foreign exchange forward contracts are used to hedge the Company’s exposure to currency risk on sales, purchases, cash, net investments and loans denominated in a currency other than the functional currency of the Company’s domestic and foreign operations. From time to time, the Company enters into interest rate swaps to mitigate interest rate risk. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether the Company formally documents such relationships as hedges in accordance with hedge accounting requirements.

As at June 30, 2018, the Company had foreign exchange forward purchase contracts for $154.0 million (December 31, 2017 - $248.7 million) and foreign exchange forward sales contracts for $305.2 million (December 31, 2017 - $431.4 million).

On April 5, 2018, the Company entered into several interest rate swap agreements in order to fix the base interest rate to be paid over an aggregate amount of $1 billion of the Company’s variable rate long-term debt, at an average rate of 2.56% (excluding the margin specified in the Syndicated Credit Facility). These agreements mature in April 2021 or April 2022 and are accounted for as cash flow hedges.

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For interest rate swaps used to manage risks associated with interest rates, amounts are transferred from accumulated other comprehensive income to interest expense when the underlying transaction affects earnings. For derivative financial instruments not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss or other account, as appropriate.

As at June 30, 2018, the Company’s foreign exchange forward contracts had a cumulative net unrealized loss on fair valuation of $1.8 million (December 31, 2017 – cumulative net unrealized gain of $1.9 million). Derivative financial instruments that qualified for hedge accounting had a cumulative net gain on fair valuation of $0.1 million recorded in other comprehensive income as at June 30, 2018  (December 31, 2017 – cumulative net loss of $0.9 million).

The nature and extent of risks arising from financial instruments, and their related risk management, are described in the Company’s MD&A and consolidated financial statements for the year ended December 31, 2017. In the six months ended June 30, 2018, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

ADDITIONAL INFORMATION

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Given that the Company became a Securities and Exchange Commission registrant in 2017, it has until the year ended December 31, 2018 to ensure that its internal control over financial reporting is in compliance with the requirements of Section 404(a) of Sarbanes-Oxley.

There were no changes in the Company’s internal controls over financial reporting that occurred in the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Management is in the process of assessing the effectiveness of internal control over financial reporting for the acquired DigitalGlobe business.

Because of the inherent limitations in a cost-effective control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the consolidated financial statements. Additionally, management is required to use judgment in evaluating controls and procedures.

Dividends

For the three and six months ended June 30, 2018, the Company paid dividends totaling C$0.37 and C$0.74 per common share, respectively.

On July 30, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on September 28, 2018 to shareholders of record at the close of business on September 14, 2018.

Outstanding share data

The Company’s notice of articles authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at June 30, 2018, the Company had 58,635,670 common shares outstanding.

As at July 27, 2018, the Company had 59,130,203 common shares outstanding. In addition there were 5,047,751 share appreciation rights and 939,490 restricted share units outstanding that may, at the discretion of the Company, be satisfied by common shares of the Company issued from treasury.

The Company’s Deferred Share Unit Plan provides that deferred share units (“DSUs”) could be satisfied, at the discretion of the Company, by common shares of the Company issued from treasury rather than by payment in cash. As at July 27, 2018, there were 90,754 DSUs outstanding.

Public securities filings

Additional information about Maxar, including its most recent Annual Information Form, is available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.